EXHIBIT 99.1

ELDORADO GOLD CORPORATION AND EUROPEAN GOLDFIELDS LIMITED

ANNOUNCE RECOMMENDATION BY LEADING CORPORATE GOVERNANCE FIRMS
THAT SHAREHOLDERS VOTE FOR THE MERGER

Vancouver, British Columbia and Whitehorse, Yukon – February 7, 2012: Institutional Shareholder Services (“ISS”) and Glass Lewis & Co., LLC (“GL”) have recommended that shareholders vote FOR the merger of Eldorado Gold Corporation (“Eldorado”) (TSX: ELD, NYSE: EGO, ASX: EAU) and European Goldfields Limited (“European Goldfields”) (AIM: EGU / TSX: EGU) to be considered at their respective special meetings on February 21, 2012.

ISS and GL are leading independent international corporate governance analysis and proxy voting firms. Their recommendations assist shareholders in making decisions regarding proxy voting.

ISS and GL made their recommendations that shareholders vote FOR the merger based on their findings that the transaction is financially fair to shareholders of both companies, the strategic rationale is reasonable, market reaction has been favourable and there are no significant governance concerns.

Eldorado’s Chief Executive Officer, Paul N. Wright, said “We are pleased that both ISS and GL support our view that shareholders should support the merger.  We maintain our commitment to strengthening performance and providing superior returns for shareholders, which this transaction will help us accomplish.”

European Goldfields’ President and Executive Chairman, Martyn Konig, said, “The positive recommendations of ISS and GL strengthen our belief that the consideration shareholders will receive is fair, and that it is  in their best interests to vote FOR the merger with Eldorado.”

Shareholders are reminded to vote their proxy FOR the Merger before the respective proxy deadlines:

Eldorado Gold:   Voting Deadline: Friday, February 17, 2012 at 9:00 AM (EST)

For more information and assistance in voting your proxy, Eldorado shareholders are urged to contact Kingsdale Shareholder Services Inc. at 1-877-657-5856 or by email at contactus@kingsdaleshareholder.com.

European Goldfields:   Voting Deadline: Friday, February 17, 2012 at 11:00 AM (EST)

For more information and assistance in voting your proxy, European Goldfields shareholders are urged to contact Phoenix Advisory Partners at North American Toll Free: 1-800-243-9416, United Kingdom Toll Free: +44 (0) 808 /101/1697 or Email: inquiries@phoenixadvisorypartners.com

If you have any questions regarding the deposit of your European Goldfields shares to the Arrangement, European Goldfields shareholders can contact Kingsdale Shareholder Services Inc. at 1-877-657-5856 or by email at contactus@kingsdaleshareholder.com.

About Eldorado Gold

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Brazil and Greece. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

About European Gold Fields

European Goldfields is a developer-producer with globally significant gold reserves located within the European Union. The Company generates cash flow from its 95% owned Stratoni operation, a high grade lead/zinc/silver mine in North-Eastern Greece.

ON BEHALF OF	ON BEHALF OF
ELDORADO GOLD CORPORATION	EUROPEAN GOLD FIELDS LIMITED

“Paul N. Wright”	“Martyn Konig”

Paul N. Wright	Martyn Konig
President and Chief Executive Officer	Executive Chairman and President

None of the securities anticipated to be issued pursuant to the Arrangement have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issued in the Arrangement are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a) (10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

"Certain of the statements made herein may contain forward-looking statements or information within the meaning of applicable Canadian and US securities laws.   Forward-looking statements or information herein include, but are not limited, to statements or information with respect to the announced recommendation in connection with the merger of Eldorado Gold Corporation and European Goldfields. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information, including assumptions about the ability to achieve our goal of concluding this transaction. Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the ability to satisfy the conditions of the transaction,  as well as those factors discussed in the sections entitled "Forward-Looking Statements" and "Risk Factors" in the Company's information circular for the meeting and its Annual Information Form & Form 40-F dated March 31, 2011. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S."

Other enquiries:

European Goldfields	Liberum Capital Limited
Steve Sharpe, SVP Business Development	Michael Rawlinson / Tom Fyson
Email: info@egofields.com	Tel: +44 (0) 20 3100 2000
Tel: +44 (0) 20 7408 9534

Brunswick	BMO Capital Markets
Carol Cable / Fiona Micallef-Eynaud	Egizio Bianchini / Gary Mattan
Email: egoldfields@brunswickgroup.com	Tel: +1 (0) 416 359 4001
Tel: +44 (0) 20 7404 5959

Lazard & Co., Ltd
Spiro Youakim / Chris Seherr-Thoss
Tel: +44 (0) 20 7187 2000

For further information please see the European Goldfields website at www.egoldfields.com

Contact:

Eldorado Gold Corporation Nancy E. Woo, VP, Investor Relations Phone: 604.601.6650 or 1.888.353.8166 Fax: 604.687.4026 Email: nancyw@eldoradogold.com	1188, 550 Burrard Street Vancouver, BC V6C 2B5 Website: www.eldoradogold.com

Request for information packages: reception@eldoradogold.com